FEDEX CORPORATION

942 South Shady Grove Road

Memphis, Tennessee 38120

August 26, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	FedEx Corporation
Registration Statement on Form S-4
File No. 333-289716
Filed August 19, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FedEx Corporation, Federal Express Corporation, FedEx Freight, Inc., FedEx Office and Print Services, Inc., Federal Express Europe, Inc., Federal Express Holdings S.A., LLC and Federal Express International, Inc. (together, the “Registrants”) hereby respectfully request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on August 28, 2025, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrants’ counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,

FEDEX CORPORATION

By:	/s/ Trampas T. Gunter
Name:	Trampas T. Gunter
Title:	Corporate Vice President, Corporate Development and Treasurer

FEDERAL EXPRESS CORPORATION
FEDEX FREIGHT, INC.
FEDEX OFFICE AND PRINT SERVICES, INC.
FEDERAL EXPRESS EUROPE, INC.
FEDERAL EXPRESS HOLDINGS S.A., LLC
FEDERAL EXPRESS INTERNATIONAL, INC.

By:	/s/ Trampas T. Gunter
Name:	Trampas T. Gunter
Title:	Treasurer

cc: Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to SEC Acceleration Request]